Exhibit 99.1

NICE Launches CXone Mpower SmartSpeak, Eliminating Language Barriers in
Real-Time for Exceptional Global CX

Revolutionary CXone Mpower SmartSpeak delivers seamless, real-time multilingual communication for global sales and support

Hoboken, N.J., November 4, 2024 – NICE (Nasdaq: NICE) today announced the launch of CXone Mpower SmartSpeak, an innovative AI-powered solution designed to break down language barriers and enable effortless global communication for businesses.  Designed to enhance both customer and employee experiences, CXone Mpower SmartSpeak provides real-time language interpretation for customer service and sales interactions, empowering organizations to expand their international reach without the need for supplemental multilingual support.

CXone Mpower SmartSpeak, powered by OneMeta, leverages advanced consecutive interpretation technology, ensuring precision and clarity through accurate and immediate translation. Customers can initiate an interaction in their preferred language while CXone Mpower SmartSpeak instantly translates into an agent’s target language and vice versa in real time. The conversation flows naturally, making communication seamless and efficient. This removes the need for costly third-party language support, streamlining operations while significantly enhancing communication efficiency across international customer bases. Available in nearly 100 languages and dialects, CXone Mpower SmartSpeak enables businesses to cater to customers worldwide with unmatched accuracy and convenience.

“Together, we are redefining global communication, delivering clarity and efficiency in every interaction,” said Saul Leal, CEO of OneMeta (OTCQB: ONEI). “By integrating our advanced AI-powered translation technology with NICE’s leading contact center technology, we empower businesses to overcome language barriers and elevate the customer experience. This union sets the stage for a world where businesses communicate effortlessly and thrive globally, regardless of language. The partnership with NICE marks a key milestone in our mission to create a more understanding world.”

Barry Cooper, President, CX Division, NICE, said, “We provide businesses with all the tools they need to succeed in an increasingly interconnected global market. This solution revolutionizes the way businesses sell to and support their global customers. By offering multiple language options powered by AI capabilities, we’re enabling businesses to provide exceptional service to a truly global audience—freeing businesses from the limitations of language barriers.”

About OneMeta Inc.
OneMeta Inc. is a multilingual enablement company focused on breaking the communication challenges of a world with many languages. Its proprietary, end-to-end natural language processing architecture was developed using generative artificial intelligence tools and allows the spoken and written word to be synthesized, translated, and transcribed in 1/8 of a second. OneMeta's products support near-real-time web-based and mobile phone-based conversations, discussions, meetings, and online chats in over 150 languages. OneMeta's technology is fully compliant with SOC2, HIPAA, and GDPR standards, ensuring the highest levels of security and privacy for all communications.
OneMeta Inc.: We create a more understanding world.™   Speak. Hear. Read. Understand.

For more information, please contact:
info@onemeta.ai

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.